Delisting Determination, The Nasdaq Stock Market, LLC,
February 9, 2021, Technical Communications Corporation. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Technical Communications Corporation, LLC (the Company), effective at the opening of the trading session on February 19, 2021. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(3).
The Company was notified of the Staff determination on January 14, 2021. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company common stock became final on January 25, 2021.